UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PLANTRONICS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

727493108

(CUSIP Number)

Steven Spencer

Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

212-231-0095

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Triangle Private Holdings II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.9% (1)

14	Type of Reporting Person (See Instructions) OO

(1)           See Item 5 hereto.

1	Name of Reporting Persons Triangle Private Holdings I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.9% (1)

14	Type of Reporting Person (See Instructions) OO

(1)           See Item 5 hereto.

1	Name of Reporting Persons Triangle Private Investments, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.9% (1)

14	Type of Reporting Person (See Instructions) OO

(1)           See Item 5 hereto.

1	Name of Reporting Persons Siris Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.9% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

1	Name of Reporting Persons Siris Partners III Parallel, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.9% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

1	Name of Reporting Persons Siris Partners GP III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.9% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

1	Name of Reporting Persons Siris GP HoldCo III, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.9% (1)

14	Type of Reporting Person (See Instructions) OO

(1)           See Item 5 hereto.

1	Name of Reporting Persons Siris Capital Group III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.9% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

1	Name of Reporting Persons Siris Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,355,105 (1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,355,105 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,355,105 (1)(2)(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.9% (1)

14	Type of Reporting Person (See Instructions) OO

(1)           See Item 5 hereto.

(2)           Includes 2,904 shares of PLT Common Stock (as defined below) awarded to Frank Baker in connection with his service as a director of the Issuer, which shares vested on August 2, 2019.  Pursuant to an assignment agreement between Siris Capital Group (as defined below) and Mr. Baker, Mr. Baker has assigned to Siris Capital Group all of his right, title and interest in and to any compensation, including equity awards, he receives from the Issuer for his services as a director of the Issuer.

(3)           Excludes 5,399 shares of PLT Common Stock underlying a Restricted Stock Unit Award awarded to Mr. Baker in connection with his service as a director of the Issuer, which is scheduled to vest as to 100% of the shares subject to the award on June 28, 2020.

1	Name of Reporting Persons Siris Group GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,355,105 (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,355,105 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,355,105 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.9% (1)

14	Type of Reporting Person (See Instructions) OO

(1)           See Item 5 hereto.

(2)           See footnotes (2) and (3) on the previous page.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on July 6, 2018 (the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $0.01 per share (“PLT Common Stock”), of Plantronics, Inc. (the “Issuer” or the “Company”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.  Capitalized terms used in this Amendment that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

Item 2.                                                         Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

i.	Triangle Private Holdings II, LLC, a Delaware limited liability company (“Triangle Holdings II”);
ii.	Triangle Private Holdings I, LLC, a Delaware limited liability company (“Triangle Holdings I”);
iii.	Triangle Private Investments, LLC, a Delaware limited liability company (“Triangle Parent”);
iv.	Siris Partners III, L.P., a Delaware limited partnership (“Siris Fund III”);
v.	Siris Partners III Parallel, L.P., a Delaware limited partnership (“Siris Fund III Parallel”);
vi.	Siris Partners GP III, L.P., a Delaware limited partnership (“Siris Fund III GP”);
vii.	Siris GP HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III GP HoldCo”);
viii.	Siris Capital Group III, L.P., a Delaware limited partnership (“Siris Fund III Advisor”);
ix.	Siris Capital Group, LLC, a Delaware limited liability company (“Siris Capital Group”); and
x.	Siris Group GP, LLC, a Cayman Islands exempted limited liability company (“Siris Group GP”).[1]

Triangle Holdings II is controlled by its sole member, Triangle Holdings I.  Triangle Holdings I is controlled by its sole member, Triangle Parent.  Triangle Parent is controlled by its members, Siris Fund III and Siris Fund III Parallel.  Each of Siris Fund III and Siris Fund III Parallel is controlled by its general partner, Siris Fund III GP.  Siris Fund III GP is controlled by its general partner, Siris Fund III GP HoldCo.  Siris Fund III Advisor serves as investment manager to Siris Fund III and Siris Fund III Parallel pursuant to investment management agreements with each of them. Siris Capital Group shares investment management authority in respect of Siris Fund III and Siris Fund III Parallel pursuant to an agreement between Siris Fund III Advisor and Siris Capital Group. Siris Fund III Advisor is controlled by its general partner, Siris Group GP. Siris Capital Group is controlled by its managing member, Siris Group GP.  Each of Siris Fund III GP HoldCo and Siris Group GP is controlled collectively by Frank Baker, Peter Berger and Jeffrey Hendren, each a United States citizen.  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit 99.4.

(b)

The business address of each of the persons listed in this Item 2 is c/o Siris Capital Group, LLC, 601 Lexington Avenue, 59th Floor, New York, NY 10022.

(c)

The principal business of Triangle Holdings II is to invest from time to time in securities.  The principal business of Triangle Holdings I is to serve as the sole member of Triangle Holdings II.  The principal business of Triangle Parent is to serve as the sole member of Triangle Holdings I.  Siris Fund III and Siris Fund III Parallel are private equity funds, the principal business of which is to make investments.  The principal business of Siris Fund III GP is to serve as the general partner of Siris Fund III and Siris Fund III Parallel and related investment vehicles.  The principal business of Siris Fund III GP HoldCo is to serve as the general partner of Siris Fund III GP.  The principal business of Siris Fund III Advisor is to serve as the investment manager of Siris Fund III and Siris Fund III Parallel. The principal business of Siris Capital Group is to provide investment management and related services to affiliated investment funds or similar vehicles, including Siris Fund III and Siris Fund III Parallel.  The principal business of Siris Group GP is to serve as the general partner or managing member of certain of its affiliates, including Siris Fund III Advisor and Siris Capital Group.  The present principal occupation or employment of each of Messrs. Baker, Berger and Hendren is to serve as a Managing Partner of Siris Capital Group and related entities.

1  In February 2019, pursuant to an internal restructuring involving Siris Capital Group and certain of its affiliates, Siris Group GP replaced Siris Advisor HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III Advisor HoldCo”), as the general partner of Siris Fund III Advisor, and replaced Siris Advisor HoldCo, LLC, a Delaware limited liability company (“Siris Advisor HoldCo”), as managing member of Siris Capital Group.  Accordingly, Siris Fund III Advisor HoldCo and Siris Advisor HoldCo have been omitted from this Amendment and are no longer Reporting Persons.

(d)

During the last five years, none of the persons listed in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the persons listed in this Item 2 has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of each of the persons listed in this Item 2 is set forth in (a) above.

Item 4.                                                         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 10, 2020, the Issuer and Triangle Holdings II entered into an Amendment to the Stockholder Agreement (the “SHA Amendment”). The SHA Amendment provides that Triangle Holdings II and its affiliates may purchase additional shares of PLT Common Stock in open market transactions, including broker transactions or block trades, so long as immediately following any such purchase, their percentage ownership interest in the Company does not exceed 19.99%. In addition, any shares so purchased will be deemed “Shares” under the Stockholder Agreement and the Reporting Persons may request that the Company register such shares. The SHA Amendment also provides that any such shares purchased shall be subject to the Lock-Up Restriction (as defined in the Stockholder Agreement) until July 2, 2020, which is the two year anniversary of the date of the Stockholder Agreement.  The foregoing reference to and description of the Stockholder Agreement and the SHA Amendment do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the Stockholder Agreement and the SHA Amendment, which are attached hereto as Exhibits 99.3 and 99.5, respectively, and incorporated herein by reference.

In light of the SHA Amendment, the current price per share of the PLT Common Stock, the Reporting Persons’ beliefs about the long-term investment prospects of the PLT Common Stock and general economic and market conditions, the Reporting Persons intend to evaluate the desirability of effecting additional acquisitions of shares of PLT Common Stock in accordance with the SHA Amendment and may effect such acquisitions at any time.  The Reporting Persons otherwise intend to review and evaluate their investment in the Company on a continuing basis as previously described in the Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 (a) - (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The aggregate number and percentage of shares of PLT Common Stock to which this Schedule 13D relates is 6,355,105 shares, constituting approximately 15.9% of the outstanding shares of PLT Common Stock.  The number of shares reported herein (i) includes 2,904 shares of PLT Common Stock awarded to Frank Baker in connection with his service as a director of the Issuer, which shares vested on August 2, 2019, provided that such shares are beneficially owned only by Siris Capital Group and Siris Group GP, and not the other Reporting Persons, and (ii) excludes 5,399 shares of PLT Common Stock underlying a Restricted Stock Unit Award awarded to Frank Baker in connection with his service as a director of the Issuer, which is scheduled to vest as to 100% of the shares subject to the award on June 28, 2020. Pursuant to an assignment agreement between Siris Capital Group and Mr. Baker, Mr. Baker has assigned to Siris Capital Group all of his right, title and interest in and to any compensation, including equity awards, he receives from the Issuer for his services as a director of the Issuer.

The percentage set forth above is based on an aggregate of 39,927,953 shares of PLT Common Stock outstanding as of January 29, 2020, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on February 6, 2020. The number of shares of PLT Common Stock described above is inclusive of the shares of PLT Common Stock previously held in escrow (as described in the initial Schedule 13D), all of which have since been released from escrow to Triangle Holdings II.  All of the PLT Shares are held by Triangle Holdings II, and none of the other Reporting Persons holds any PLT Shares.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Act, which group may be deemed to share the power to vote or direct the vote, or to dispose or direct the disposition, of the PLT Shares. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is a member of a “group” for purposes of Section 13(d) of the Act or for any other purpose.  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(c)

None of the Reporting Persons had any transactions in PLT Common Stock during the past 60 days.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Items 3 and 4 of this Amendment is incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit	Description

Exhibit 99.4	Joint Filing Agreement, dated as of February 11, 2020, by and among the Reporting Persons.
Exhibit 99.5

Amendment to Stockholder Agreement, dated as of February 10, 2020, by and between Triangle Private Holdings II, LLC and Plantronics, Inc. (incorporated by reference to Exhibit 10.1 to Plantronics, Inc.’s Current Report on Form 8-K filed on February 11, 2020).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

TRIANGLE PRIVATE HOLDINGS II, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Authorized Signatory

TRIANGLE PRIVATE HOLDINGS I, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Authorized Signatory

TRIANGLE PRIVATE INVESTMENTS, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Authorized Signatory

SIRIS PARTNERS III, L.P. SIRIS PARTNERS III PARALLEL, L.P.
By:	Siris Partners GP III, L.P., its general partner
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIRIS PARTNERS GP III, L.P.
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIRIS GP HOLDCO III, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIGNATURE PAGE TO SCHEDULE 13D AMENDMENT NO. 1

SIRIS CAPITAL GROUP III, L.P.
By:	Siris Group GP, LLC, its general partner

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Manager

SIRIS CAPITAL GROUP, LLC
By:	Siris Group GP, LLC, its managing member

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Manager

SIRIS GROUP GP, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Manager

SIGNATURE PAGE TO SCHEDULE 13D AMENDMENT NO. 1